Exhibit 99.1

Aurinia Pharmaceuticals to Attend Two Upcoming Investor Conferences

  Source Capital Group, 2016 Disruptive Growth & Healthcare Conference
  5th Annual Leerink Global Healthcare Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--February 4, 2016--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH / TSX:AUP) today announced that its Chief Operating Officer Michael R. Martin will attend two upcoming investor conferences. A general corporate overview will be provided in presentation format during the Source Capital 2016 Disruptive Growth & Healthcare Conference on February 10th, 2016, while a fireside chat & discussion will occur at the 5th Annual Leerink Global Healthcare Conference on February 11th, 2016. Times for these presentations and discussions are specified as follows:

Aurinia Source Capital Presentation Details

Date: Wednesday, February 10th, 2016
Time: 4:30 p.m. Eastern Standard Time
Location: New York, NY, Convene Conference Centre – Murray Hill Hub
Webcast: http://wsw.com/webcast/sourcecap1/auph

Aurinia 5th Annual Leerink Global Healthcare Conference Fireside Chat Details

Date: Thursday, February 11th, 2016
Time: 1:50 p.m. Eastern Standard Time
Location: New York, NY, Waldorf Astoria Hotel, South Terrace Room
Webcast: http://wsw.com/webcast/leerink26/auph

Live webcasts of the presentations and discussions will be available at the above coordinates, archived webcasts and materials will also be available on the Company’s website at www.auriniapharma.com

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently collecting data in its 265 patient Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Visit www.auriniapharma.com for more information.

CONTACT:
Company Contact:
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Investor & Media Contact:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire, 416-644-2020
bmire@renmarkfinancial.com
or
Laura Welsh, 514-939-3989
lwelsh@renmarkfinancial.com